hunniCo

Honey water is the next big thing in flavored water, a rapidly growing market!



🐦 ⓕ **HUNNIWATER.COM** EDMONDS WASHINGTON

`Food` `Main Street` `Retail` `Health and Fitness` `Female Founder`

Why you may want to support us...

1. 400K+ units pre-sold in 'proof-of-concept' phase.

2. Sold at Safeway, Albertsons, Kroger (QFC), Amazon, and more.

3. Secured National Distribution through DPI Specialty Food and Kehe, two of the nation's largest natural foods distributors.

4. Access to 37,000 retail points.

5. Company operated R&D/Innovation lab with dedicated bottling line. Fast speed-to-market times.

6. First to market honey water in the US.

7. Retail Store front and taste room open in scenic Edmonds, Washington.

8. We give back and support education, social equality, saving the bees and all acts of Kindness!

Why investors 💗 us

WE'VE RAISED $282,382 SINCE OUR FOUNDING



I'm investing in hunniwater because they bring this delicious sports drink product to our region and also give back to the community. Karin and Eric embody their motto of "Kindness" by listening to the community, understanding the need, and responding in a thoughtful way.

I "found" hunniwater a couple of years ago when I was spending time with some younger friends and they loved this product. I got to know the creators of hunniwater and heard about all that they were doing for our community and the environment. As an athlete, I love their product. It provides the energy I need, and without any strange additives or words I can't pronounce when I look at the label.

Hunniwater has had to shift due the pandemic and it's worked out well for them and it's given them additional connections in the area and have created new regional partnerships which has broadened their base of local support. I

can't wait to see what will be coming next for the hunniwater line of products.

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Susan Paine

LEAD INVESTOR   INVESTING $2,000 THIS ROUND & $1,000 PREVIOUSLY



Want to support people in business who also want to grow kindness in the world. Happy to help in any way I can.

Kyle Okimoto ☆

Founder, Market Junctions. We help companies ignite authentic movements with passion and clear direction.

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Our team



Eric Butler
Chief Operating Officer
Visionary with 10+ years Manufacturing, Production Management, Logistics and Beverage Consulting.



Brooks Gekler
Advisor
Division President for General Mills with experience with early stage entrepreneurial businesses.




Braedon Butler
Kindness Ambassador
Full heart with a knack for coding and creating. Also good at bringing the fun!

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In the news

    

Downloads

📄 charcoal spec sheet.pdf
📄 Kindness Request Form.pdf
📄 Hunni Kindness investordeck updated.pdf

What is HunniCo all about?

HunniCo is about Kindness and great tasting, all natural beverages!



Hi, we're the Butler family-the inventors of Hunniwater and owners of HunniCo! This photo was taken at the ribbon cutting ceremony for the HunniCo Flagship location in Edmonds, WA. We're a small, family-owned start-up with a big vision for honey water!

HunniCo is our company name and Hunniwater is our product line. We make Hunniwater in a myriad of flavors and formats in both still and sparkling varieties. It's healthy, delicious, and made with %100 love & kindness.

Our brand is committed to sending positive messaging into the world, from supporting social-equality to helping save the bees!

What We're Making

Hunni Co. is currently working on two major product lines: Hunniwater Kindness and Hunniwater Detox. We have multiple flavors of each and customer reception has been overwhelmingly positive thus far.



Hunniwater Kindness (It's Kindness in a can!)

Hunniwater Kindness is sparkling honey water with a splash of fruit- it's healthy, bubbly and tasty. Kindness is good anytime and it really goes great with food. (Please note- "Drinking this may also cause kindness. Kindness is contagious and may spread to others!")

New Flavors include:

+ BeeKind (Original)- Honey Lemon-Honeydew

+ RedKind- Honey Watermelon-Cherry

+ PurpleKind- Honey Blackberry-Grape

+ GreenKind- Honey Green Apple-Lime

Hunniwater Detox

Hunniwater detox marries our dark, rich honey (full of vitamins and phytonutrients) with our favorite detoxifying ingredients. We have four flavors (listed below) that are currently available at select retail locations. Hunniwater Detox is just about ready for national distribution!

+ Honey-Lemon (Clarity, Immunity, Balance)

+ Honey-Matcha (Energy, Antioxidants, Metabolism boost)

+ Honey-Ginger Cayenne (Digestion, Immunity, Joint Health)

+ Honey-Cherry Charcoal (Recovery, Digestion, Toxin Flush)-Perfect if you 'over-do' it!



Up Next: Hunni-Hydrator

Hunni- Hydrator is one of our next planned product release. It was field tested by the Seattle Sounders last year and is scheduled to be released Summer 2019. We've tested the market and have developed 36 new production-ready line extensions with a myriad of flavors and formats.



Brad Evans testing Hunni-Hydrator



Hunni-hydrator Lime-ade

Our Flagship Store



The Hunni Co. flagship store is located in Edmonds, Washington and is a great venue to host community events and connect with customers.

Our HQ isn't just for sales: in the rear lobby we built an in-house innovation lab and bottling line. It allows us to develop new products quickly and get direct feedback from patrons visiting the storefront. We've worked tirelessly to perfect a well-rounded product portfolio that will retail in multiple channels.

Our Go-To-Market Strategy

An Omni-Channel distribution network and amazing retail partners, means you'll see HunniCo products everywhere!



Ready...Set...Grow!

We have 36 production-ready products, 400,000+ test units pre-sold & Access to 37,000 distribution points, we're ready to start a Hunni-Revolution!

36	37,000	400,000
New Innovative Products	Retail Points	Pre-Sold Test Units

Facts & Figures

The market for both flavored and sparkling water is huge! We plan on introducing the market to and becoming the industry leader in honey water!



$100 Billion+	$8 Billion+	+14.4%
Packaged beverage industry total	Sparkling Water global sales	Projected growth of coconut water market

$244 Million
LaCroix 2018 net sales

Quick word from our Founder,

With all the divisiveness and negativity happening these days, it's the perfect time to put a little kindness into the universe. We are a forward thinking company that aims to leverage our brand's success to create social change. We love to partner with like minded people.

Karin B

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

HunniCo. manufactures, markets and distributes a better-for-you portfolio of beverages that are good for you and good for the bees, too! We currently have a flagship store in Edmonds, WA and have two-fully developed product lines being sold in-store and online. Our mission is to support kindness through business. We are a socially-responsible business, promoting education, social equality, and saving our bee population!

Where will your company be in 5 years? ⌄

We aim to transform the beverage landscape by delivering better-for-you options across multiple categories. We hope to maximize distribution and market an exciting portfolio of products that will retail in more than 30,000 locations. These projections are not guaranteed.

You mentioned Hunniwater Kindness, what's that all about? ⌄

Profits are important but there's a lot more to this. We've decided to center our brand around kindness and think Crowdfunding is an amazing way to get everybody involved. We always want to give back and are committed to reach as many people as possible.

What makes Hunniwater different? ⌄

We are the first to market honey water and have a rare opportunity to establish the category and become a leading brand. We've spent considerable resources on R&D to make sure we stay at the forefront of innovation.

What's new about what you're doing and who are your biggest competitors? ⌄

Our competitors are coconut water, kombucha and natural/functional beverages like Bai. Sparkling water is also hot right now. Pure honey is naturally functional and it's featured in all of our products. We've developed a variety of better for you formulations to compete across multiple categories and we can't wait to share them. We're most excited about Hunniwater Kindness. It's sparkling, delicious and sends a wonderful message.

How big is the market? ⌄

Gigantic... Pre-packaged beverages are a 100 billion dollar industry. Consumers are moving away from sugary, artificial drinks and reaching for healthier options. Kombucha

and Sparkling water sales are taking off and we feel like honey water is perfectly positioned.

What keeps you up at night? ⌄

We are in contact with several very large retailers and may need to produce a lot of inventory fast. Production costs can become quite expensive and maintaining good cash flow is a big concern.

How do you acquire customers? ⌄

Hunniwater tastes good and we've had success with sampling in the past. We will focus on in-store demos, product sampling and targeted giveaways. We will utilize social media and are super excited about our Kindness on Campus campaigns.

Can you tell us a little more about your Kindness on Campus Campaign? ⌄

A little kindness really does go a long way and each can of Hunniwater Kindness is a little reminder to bee kind. We're in talks with several school districts and expect hunniwater Kindness to retail at more than 2500 Schools, Campuses and Universities nationwide. We can't think of a better place to share kindness.

Where do you source your honey? ⌄

We source our honey from real bee farmers and love to work with the little guys. We've developed great relationships and have a national network of honey suppliers. We can get 1lb of Orange Blossom honey from Florida or 100,000 lbs of Wildflower honey from Washington state. A portion of proceeds support bee pollinators and saving the bees!